

June 25, 2021

Andrew Fox
Chief Executive Officer
Charge Enterprises, Inc.
125 Park Avenue, 25th Floor
New York, NY 10017

> **Re: Charge Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 11, 2021**
> **File No. 333-253073**

Dear Mr. Fox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 11, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 33

1. Please remove your pro forma balance sheet as the transactions noted are already reflected in the December 31, 2020 balance sheet. Refer to Rule 11-02(c)(1) of Regulation S-X.

Unaudited Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 34

2. Please explain to us and disclose how you derived the amounts in the columns for Charge Enterprises, PTGi, and Get Charged in your pro forma statement of operations. We note that the Charge Enterprises amounts presented here do not agree to the December 31, 2020 statement of operations on page F-30.

Our Investment Division
Charge Investment, page 55

3.	We note that you have an "at will" arrangement with KORR for its advisory services. Please file any agreement with KORR for its advisory services as an exhibit or tell us why you are not required to do so. Refer to Item 601(b) of Regulation S-K. If you have an oral agreement with KORR, please file a written description of the agreement. Refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations.

Charge Enterprises, Inc. Consolidated Unaudited Financial Statements
For the Periods Ended March 31, 2021 and 2020
Note 5. Marketable securities and other investments, page F-14

4.	You state that marketable securities are being reported as available for sale and any changes in their value are included in comprehensive income and as a separate component of stockholders' equity. Please tell us how you accounting complies with ASC 321. In addition, tell us what your gain on sale of stock, as noted on page F-4, represents.

Charge Enterprises, Inc. Consolidated Audited Financial Statements
For the Years Ended December 31, 2020 and 2019
Note 12. Equity
Private Placement, page F-26

5.	We note your revised disclosure for the pricing of the 8.7 million common shares issued in the Private Placement on December 8, 2020. Please explain to us and disclose the business rationale for issuing these shares sold in the private placement at a significant discount to the closing price on the OTC markets on that date of $1.60 per share.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-77

6.	We note your response to comment 6 and the revised disclosure of the economic nature of the bilateral relationships with your accounts. It appears that all of your PTGi revenues and cost of sales are generated from these bilateral relationships with your customers, who also act as the provider of the supply lines used in providing your services. Please address the following:
•	Clarify if you have any customers that are not a party to these bilateral relationships;
•	Tell us the amount of entities that you have bilateral relationships with; and
•	Provide us with a detailed analysis of how you determined that PTGi acts as the principal in these transactions. Refer to the guidance in ASC 606-10-55-36 through 55-40 in your response.

7.	We note your revised disclosure in response to comment 6. Please revise your disclosure throughout the Charge Enterprises and PTGi financial statements to reflect the amount of revenue and expenses generated from bilateral relationships with customers that relates to those specific financial statements and periods. For example, on page F-35 you disclose the revenue and expenses generated from bilateral relationships with customers for the year ended December 31, 2019 and 2018. Such amounts are not related to the December 31, 2020 and 2019 financial statements of Charge Enterprises. Also, on page F-77 you have disclosure of these amounts that does not relate to the interim financial statements of PTGi. Lastly, on page F-90 you have no disclosure of these amounts.

<u>Exhibits and Financial Statement Schedules, page II-4</u>

8.   Please address the following items regarding your auditor consents:
   • The consent of Seligson & Giannattasio for the audited financial statements of Charge Enterprises, Inc. for the year ended December 31, 2020 does not reference the dual dating for Note 12, as to which the date is June 8, 2021;
   • The consent of Seligson & Giannattasio for the audited financial statements of PTGi International Carrier Services, Inc. for the year ended December 31, 2019 and 2018 does not reference the dual dating for Note 2, as to which the date is June 3, 2021. The dual dating reference is only to Note 10; and
   • The consent of K.K. Mehta CPA Associates PLLC for the audited financial statements of Get Charged Inc. for the year ended December 31, 2018 does not reference the January 11, 2021 date of the audit opinion.

9.   We note your response to comment 8 and we reissue it. We note your disclosure that "the Delaware Forum Provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." However, your bylaws are silent with respect to how Exchange Act claims will be treated. Please revise your bylaws to ensure that the exclusive forum provision addresses how you will treat claims brought under the Exchange Act, or in the alternative, tell us how you will inform investors in future filings.

        You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Stephen Cohen, Esq.